SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

HearUSA, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
422360305
(CUSIP Number)
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention: Richard Rofé
Tel: 516.466.5258
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422360305	Page	2	of	9

NAME OF REPORTING PERSONS
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents the shares held directly by the Fund as of March 16, 2011.

2

CUSIP No.	422360305	Page	3	of	9

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*

14	TYPE OF REPORTING PERSON

OO
* Represents the shares held directly by the Fund as of March 16, 2011.

3

CUSIP No.	422360305	Page	4	of	9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF BOX DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*

14	TYPE OF REPORTING PERSON

OO
* Represents the shares held directly by the Fund as of March 16, 2011.

4

EXPLANATORY NOTE
     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.10 per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 1 supplements Items 4 and 7, and amends and restates in their entirety Items 3 and 5, of the Schedule 13D previously filed on March 4, 2011 (the “Original Schedule 13D”).
ITEM 3. Source and Amount of Funds or Other Consideration
     The funds used by the Fund to acquire the 3,000,000 shares of Common Stock reported herein were from working capital of the Fund, and the amount of funds totaled in the aggregate approximately $2,343,738.
ITEM 4. Purpose of Transaction.
On March 16, 2011, the Fund released an open letter to the shareholders of the Company. The complete text of the letter is attached hereto as Exhibit 2.
Page 5 of 9 pages

ITEM 5. Interest in Securities of the Issuer.
     (a) As of March 16, 2011, the date of the filing of this Statement, the Fund directly owns 3,000,000 shares of Common Stock, representing 6.6% of all of the Issuer’s outstanding Common Stock (the Investment Manager and the Managing Member may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares).
     The foregoing percentage is based on 45,447,433 shares of Common Stock outstanding as of November 5, 2010, as reported on the Issuer’s Form 10-Q filed on November 9, 2010.
     (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 3,000,000 shares of Common Stock directly owned by the Fund.
     (c) Except as set forth on Schedule I hereto, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, since the filing of the Original Schedule 13D on March 4, 2011.
     (d) Not applicable.
     (e) Not applicable.
ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Document

2.	Open Letter to Shareholders of HearUSA, Inc. dated March 16, 2011.
Page 6 of 9 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2011

RICHARD ROFÉ ARCADIA CAPITAL ADVISORS, LLC ARCADIA OPPORTUNITY MASTER FUND, LTD.
By:	/s/ Richard Rofé
Richard Rofé as Managing Director of the
Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC
By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory

Page 7 of 9 pages

SCHEDULE I
The following Reporting Persons effected the following transactions since the filing of the Original Schedule 13D on March 4, 2011, all on the open market:
Arcadia Opportunity Master Fund, Ltd.

		Number of	Price
Date	Buy/Sell	Shares	per Share
3/16/11	Buy	220,426	$0.567
3/15/11	Buy	10,600	$0.52
3/14/11	Buy	1,820	$0.55
3/11/11	Buy	17,154	$0.551
3/10/11	Buy	236,095	$0.594
3/9/11	Buy	13,905	$0.55
3/8/11	Buy	177,964	$0.548
3/7/11	Buy	250	$0.52
3/3/11	Buy	1,700	$0.53
Page 8 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document
2.	Open Letter to Shareholders of HearUSA, Inc. dated March 16, 2011.
Page 9 of 9 pages